Ilustrato Pictures International, Inc.

26 Broadway, Suite 934

New York, NY 10004

Via EDGAR

June 27, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Thomas Jones

Re: Ilustrato Pictures International, Inc.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed April 13, 2023

File No. 000-56487

Dear Mr. Jones:

I write on behalf of Ilustrato Pictures International, Inc. (the “Company”) in response to Staff’s letter of May 1, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form 10-12G, filed April 13, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 3 to Registration Statement on Form 10-12G filed April 13, 2023

Business, page 1

1.

Please expand the disclosure in this section or another appropriate section, such as the

Certain Relationships and Related Transactions, and Director Independence section to discuss the "Long Term Investment" and "Investment in Dear Cashmere Holding Co."

assets mentioned in Note 7 on page F-10. In this regard, we note the disclosure on page

55 that your chairman of the board of directors and CEO is also the chairman of the board of Dear Cashmere Holdings. Also, file as exhibits the underlying agreements concerning your investment in Dear Cashmere Holding Co.

In response to this comment, the company included a risk factor and new subsection titled “Conflicts of Interest” under Certain Relationships and Related Transactions, and Director Independence, to discuss the potential conflicts of interest involving the Company’s officers and directors.

With regard to the investment, the Company received 10,000,000 shares of Common stock with a fair market value of $1.20 in Dear Cashmere Holding Co on May 21, 2021, as compensation for services to provided DRCR such as but not limited to, free rent in Al Marsa Street 66, 11th Floor, Office 1105, Dubai, free use of inhouse accounting, IT, and legal team from 2021 until December 31, 2023. The company included the agreement with DRCR in the exhibits and expanded the disclosure in Note 7.

Organizational Structure, page 2

2.	We note your response to prior comment 2. Please revise the disclosure in the eleventh bullet point on page 3 to disclose, if applicable, that QIND common stock is currently quoted on the OTC Pink.

In response to this comment, the Company amended the registration statement to include that QIND is quoted on OTC PINK. In order to comply with the requested revision, we have replaced the term "public company" with "Pink Status Company" in the eleventh bullet point on page 3 of the disclosure. This change will ensure accurate and specific identification of the company's status for disclosure purposes.

Risk Factors, page 27

3.

We note your response to prior comment 5. Please disclose the extent to which you have not been able to service your debt obligations, such as whether you were in default on the note issued to Discover on February 4, 2022 with a maturity date of February 4, 2023.

Also, tell us why the disclosure in the Debt Securities section beginning on page 67 does not mention the convertible notes issued by the company: (1) to GPL Ventures LLC on

June 14, 2021 for the amount of $500,000 with a maturity date of June 13, 2023; and (2)

to AES Capital Management LLC on September 10, 2021 for the amount of $375,000 with a maturity date of March 10, 2023. In this regard, we note the disclosure of the issuance of the two notes on page 61 of the Debt Securities section of your prior amendment.

In response to this comment, the Company signed a Forbearance Agreement with Discover on May 3, 2023, the agreement has been filed as an exhibit with this amended the registration statement. The Company shall make monthly minimum loan payments to Discover Growth Fund of $450,000.00 commencing on May 30, 2023, and on the 5th day of each month thereafter, until the Note is paid in full. The first payment of $450,000 has been made on May 30, 2023.

Further regarding following notes:

a)	The debt to GPL Ventures LLC was bought by RB Capital on October 17, 2022, in exchange for a stock purchase agreement signed on October 24, 2022, and converted by RB Capital and shares issued on March 13, 2023.
b)	The note with AES capital for $375,000 dated 10th September 2021 was converted into shares of common stock of the company on November 8, 2022, by AES Capital management.

4.

Please include a risk factor to highlight the risks related to intangibles and goodwill, such as possible write downs. We note the new disclosure on page F-2 about the amount of goodwill and intangibles compared to the amount of your total assets as of December 31,

2022.

In response to this comment, the Company amended the registration statement to include a risk related to intangible assets and goodwill.

5.

Please include a risk factor to highlight the risk concerning the new information on page

F-1 that "At the end of the year, accounts receivable for the previous year and the current year have not been collected. The management has represented that they will collect the cash for all outstanding account receivables due from the previous years and the current year."

In response to this comment, the Company amended the registration statement to include a risk related to accounts receivable for the previous year and the current year have not been collected.

Our ability to generate the significant amount of cash, page 28

6.	We note your response to prior comment 8. Please revise the disclosure to explain how you plan to fund the cash obligations for the acquisitions of Quality International Co Ltd FCZ and Petro Line FZ-LLC.

In response to this comment, the Company plans to fund the current and ongoing obligations for acquisitions such as Quality International Co Ltd FCZ and Petro Line FZ LLC, through its publicly listed Industrial & Manufacturing subsidiary, Quality Industrial Corp. (OTC: QIND). QIND filed a preliminary information statement on Schedule 14C on June 23, 2023, for a potential reverse split to meet the share price requirements to uplist on NYSE American. Following the uplist , QIND intends to raise capital by private or public means to fund the cash obligations for its acquisitions. QIND will disclose funding of its acquisitions and corporate actions in its public filings.

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Our long-term success depends, in part, on our ability to operate and expand, page 32

7.	We note your response to prior comment 9. Please quantify the significance of the international operations to the company, such as the amount of assets outside of the United States.

In response to this comment, the Company amended its registration statement to include the percentage of assets from international operations.

An unfavorable outcome of any pending contingencies or litigation, page 34

8.

We note the disclosure that "In general, we lack much information and evidence to support the assertions of financial statements prior to the current management taking over and there are chances that preceding management of the company might have missed compliances for which we are not aware" and the lack of information mentioned on page

F-14. Where you do not have the information, please comply with Rule 12b-21.

In response to this comment, the company amended note 19 to comply with rule 12B-21.

We are subject to changes in contract estimates, page 37

9.	We note the reference on page 37 to "We account for substantially all long-term contracts." However, you do not appear to refer to long-term contracts elsewhere in your amendment. Please advise or revise accordingly.

In response to this comment, the Company amended its registration statement in note 2 to include that we account for substantially all long-term contracts in the Defense and Industrial & Manufacturing Divisions utilizing the cost-to-cost method of percentage-of-completion accounting. The company amended the registration statement to include a risk factor that we are subject to changes in contract estimates in our Defense and Industrial & Manufacturing Divisions.

Risks Related to our Management and Control Persons, page 38

10.	Please include a risk factor to highlight the conflicts of interest of your officers and directors. For example, we note the disclosure on page 55 that the CEO and Chairman of the Board of Directors of your company is: (1) the Chairman of the Board of Directors of Dear Cashmere Holding Co.; and (2) the CEO and Chairman of the Board of Directors of CGrowth Capital, Inc.

In response to this comment, the Company amended the registration statement to include a risk factor to highlight the conflicts of interest of our officers and director. The Company also added a section for potential conflicts of interest as indicated in response to Comment 1 above. Please note that CGrowth Capital, Inc has a new CEO who has replaced Nicolas Link as interim CEO of CGRA.

The issuance of shares of our common stock upon conversion or exercise, page 40

11.	We note that you have stated the number of shares of common stock issuable upon conversion in your supplemental response to prior comment 11. As previously requested, disclose the number of shares of common stock issuable upon conversion or exercise of outstanding preferred stock, warrants and convertible notes. In addition, include a risk factor to highlight the risks concerning the number of shares of common stock issuable upon conversion or exercise is more than your authorized shares of common stock. Also, include disclosure in the appropriate section to discuss how you plan to address the risk.

In response to this comment, the Company amended the registration statement to include a risk factor concerning the number of shares of common stock issuable upon conversion or exercise being more than our authorized shares of common stock. To mitigate the risk, the company is in the process of entering into a forbearance agreement with the affiliate holder Nicolas Link of our Series B and Series D Preferred Stock, to prevent from converting his preferred stock into common stock until the earlier of one year from a listing with a national exchange or two years from the date of the agreement. The number of shares of common stock issuable upon conversion or exercise of outstanding preferred stock, warrants and convertible notes upon entering the Forbearance agreement are appx 1.8Bn shares and below the 2Bn authorized number of shares. After the forbearance period ends, we may be required to have sufficient shares of common stock available to accommodate future conversions of the preferred stock if Nicolas Link chooses to convert his Series B and Series D Preferred Stock into common stock. The company will file an 8-K once the forbearance agreement is signed.

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Recent Developments and Plan of Operations

Second Half of 2022, page 45

12.	We note your response to prior comment 12. Please revise the second sentence to clarify, if true, that you had completed seven acquisitions by the end of 2022. In addition, remove the reference to AL Shola Al Modea Safety and Security LLC being the last acquisition of the year or consistent with your response and the disclosures on page 2 and elsewhere, if true, revise the sentence to clarify that while you had entered into an agreement to acquire AL Shola Al Modea Safety and Security LLC, the acquisition was still pending at the end of 2022.

In response to this comment, the Company completed seven acquisitions in 2021 and 2022. The Company completed three acquisitions in 2021 and four acquisitions in 2022. The agreement with ASSS has previously been filed as an exhibit and the SPA was signed on December 13, 2022.

First Half of 2023, page 46

13.

You disclose that you acquired 52% of Quality International Co Ltd FCZ on January 18,

2023, and 51% of Petro Line FZ LLC on January 27, 2023, which is not consistent with the disclosures on pages 2 and F-7 indicating that you only signed agreements to acquire interests in these companies on the stated dates. Further, on page 19 you disclose that the acquisition of Quality International Co Ltd FCZ was consummated on March 6, 2023. Please revise to resolve the inconsistencies, or advise us.

In response to this comment, the company amended the registration statement to resolve the inconsistencies.

14.

Please clarify the references to "purchase orders of $150M in various stages of the manufacturing process" and "an additional $220M in expected orders." For example, are the orders expected to be filled within the current year?

In response to this comment, the company amended the registration statement to clarify the stages of the various orders and expected delivery time which range between current FY and 2024.

Financial Revenue Forecasts, page 47

15.

We note your disclosure of the FY23 revenue forecast of $200 million based upon historic performance and known purchase orders at the time of filing. Please expand to disclose in more detail how you derived the forecasted revenue, including the material estimates and assumptions underlying the forecasted revenue and any factors or contingencies that would affect forecasted revenue ultimately materializing. Refer to Item 10(b) of

Regulation S-K.

In response to this comment, the company expanded the disclosure to include the underlying assumptions made referenced the risk section addressing the limitations and uncertainties of projections in the Risk section.

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16.

Please continue to revise the disclosure in response to prior comment 13. For example, we have the following comments:

- Please ensure that the disclosure in your amended document is consistent with the material outside of your amended document. For example, we note the disclosure on page 46 that the Defense division forecast revenue of $10 million for fiscal year 2023 does not appear to be consistent with the statement of your Managing Director in your February 13, 2023 press release about the defense subsidiary that "We expect this division to deliver upwards of $15 million in profitable revenue this year before it ramps up exponentially in 2024."

- Please tell us why you believe that it is appropriate to present only revenue from your four divisions without presenting measures of net income (loss). For guidance, see Item 10(b)(2) of Regulation S-K.

In response to this comment, the company amended the registration statement to include forecast for net income and Earnings Per Share in compliance with item 10(b)(2) of Regulation S-K. The variance of $5M in revenue from the Company’s Defense Division disclosed in the Press Release dated February 13, 2024, and the disclosed revenue in the registration statement filed April 14, 2023, relates delayed roll out of our business plan, production capabilities and long-term contracts estimates in the Defense Division addressed the limitations and uncertainties of projections in the risk section.

Results of Operations, page 47

17.

Revise the last caption of the first table on page 47 to indicate that you reported an operating loss in fiscal 2022 (e.g., Operating income (loss)). In addition, to facilitate an investor's understanding, please revise all tables with comparative data in the MD&A to present fiscal 2022 information in the first column and fiscal 2021 in the second. Lastly,

revise to correct all formatting and mathematical mistakes in the tables presented.

In response to this comment, the company amended the registration statement to include revised tables.

18.	We note the revisions made in response to prior comment 14. In the third paragraph you indicate that Quality International was "consolidated for the last three quarters of 2022 following the signed binding letter of intent for its acquisition in Q2, 2022." Since you disclose on page 19 that the acquisition of Quality International closed on March 6, 2023, please explain to us in detail your reasons for consolidating that entity for the last three quarters of 2022. Describe to us the circumstances surrounding the acquisition and any terms of the binding letter of intent that would support that conclusion. Cite the accounting guidance on which you relied.

In response to this comment, the company executed a binding letter of intent on June 28, 2022, and a first tranche payment of $1,000,000 was paid to Quality International following execution of the binding letter of intent. Throughout the agreement the term “binding” is stated. Furthermore, a paragraph state “This binding letter of intent creates a legally binding obligation…” satisfies the binding nature. After signing the Binding Letter of Intent with Quality International the Company contemplated a period of due diligence followed by entry into a Stock Purchase Agreement on January 18, 2023. The binding nature is further supported in the SPA signed on January 27 page 1 stating: “WHEREAS, the First Party, the Second Party and the Third Party entered into a binding letter of intent dated 28 June 2022”. This entire process satisfies the requirements for consolidating Quality International Co Ltd FZC with Quality Industrial Corp. which is also supported by the independent audit opinion of QIND. On June 28, 2022, QIND legally obtained control of Quality International and has been consolidated in accordance with ASC 805-10-25-7. Control was obtained by executing the Binding Letter of Intent.

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19.

We note your response to prior comment 16. Please further revise the discussion of Other

Non-Operating Income on page 49 to describe the circumstances that resulted in the gains recorded in each annual period relating to your purchase of shares on DRCR and

QIND. Similarly, revise the discussion of Other Non-Operating Expenses to explain why you recorded a loss on convertible notes in the year ended December 31, 2021.

In response to this comment, the company amended the registration statement to include disclosure regarding Non-operating Income and non- operating expenses have been updated.

Further, following is the calculation of Non-operating Income (gain on Bargain Purchase)

Shares acquired of Wikisoft Corp (now QIND): 77,669,078

Date of Acquisition of shares 28th May 2022

Market price of share on the date of Acquisition $0.08505

Value of Shares on the date of Acquisition $6,605,755

Consideration paid for shares $500,000

Gain on Purchase $6,105,755

Liquidity and Capital Resources, page 50

20.	Please quantify the amount of your "historical debt obligations" mentioned in the first paragraph on page 50.

In response to this comment, the Company quantified the historical debt obligations in the amended registration statement.

21.	We note the revisions made in response to prior comment 19. Please further revise to correct the disclosure of your working capital of $59 million and your cash and cash equivalent amounts as of December 31, 2022 in the fifth paragraph of the section. In this regard, we note that your working capital deficit as of December 31, 2022 is correctly disclosed in paragraph 6 of the section.

In response to this comment, the company amended the registration statement to include disclosure on working capital.

22.	We note the revisions made in response to prior comment 19. Please revise the table on page 50 to correctly disclose your net cash provided by operating activities in fiscal 2022 and fiscal 2021. In addition, revise the discussion of operating cash flows to correctly present and discuss amounts that reflect the amounts presented on your statements of cash flows on page F-5. Lastly, expand the discussion of investing cash flows on page 51 to identify the 2022 acquisitions for which you used cash of $60 million, and tell us where that information is presented on the statements of cash flows.

In response to this comment, the company amended the registration statement to include net cash provided by operating activities and investing activities.

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23.	We note your response to prior comment 20. Please further revise the section to disclose the current status of the Serbian investment project, and the reasons for the project being on hold.

In response to this comment, the company amended the registration statement to disclose the current status of the Serbian project. Our Chairman, Nicolas Link, has had discussions with the new elected Vice President of Serbia and the Company has again commenced the Serbian Investment project. The site in Kragujevac, Serbia is available immediately with existing automotive engineers to be onboarded by ILUS EV Technologies as well as existing machinery for production of the company’s E-Raptor range of commercial electric Utility Vehicles. ILUS expects the first E-Raptor 6x6 models to roll off the Kragujevac production line during the second half of Q3 2023.

24.	Please discuss the material terms of the $5.5 million in funding that you have secured from RB Capital mentioned in your press release on March 31, 2023, and file as exhibits the underlying agreements concerning the secured funding. Also, please clarify, with a view to disclosure, the reference to the funding "requires the free issuance of shares" mentioned by Mr. Link in the press release. In addition, file as an exhibit the agreement with Discover mentioned in the press release.

In response to this comment, the company amended the registration statement to include the material terms of the $5.5M in funding and filed the current underlying agreements as exhibits. RB Capital has committed to pay the matured note from Discover Growth of $2M and has paid the first tranche of $450K and committed to pay the remaining tranches of the forbearance agreement filed with the amended registration statement. Currently RB Capital has made funding of $1.4M. The company will disclose any underlying agreements which will be made in the future totaling the $5.5M in funding.

25.	Please expand this section to discuss the "Loans advanced" and "Advance given to suppliers" mentioned in Note 4 on page F-10. For example, why did you advance loans, to whom did you advance the loans, and were there any written agreements concerning the loans advanced? As another other example, why were advances given to suppliers?

In response to this comment, advances given to suppliers are incurred in the due course of operations of our subsidiary Quality International. As the company is engaged in manufacturing and fabrication of steel and steel products and manufacturing of pressure vessels, tanks, heat exchangers and construction of storage tanks and piping, the duration of such projects extend beyond 12 Months and various categories of materials and equipment are required to execute such customized jobs. The company has to make advance payment to suppliers for procurement of material and machinery.

Executive Compensation, page 58

26.	We note your response to prior comment 22. Please revise the table on page 58 to clarify, if true, that the compensation information in the table does not include shares of common stock to be issued in 2023 to the named executive officers. Also, expand the disclosure in the footnotes to the table on page 58 to disclose the value of the shares of common stock of QIND to be issued to the named executive officers based on the recent closing price of QIND.

In response to this comment, the company amended the registration statement to include the value of the common stock in QIND with a grant-date and fair value of the award as of June 1, 2022, at $0.0721 pursuant to which, the board of directors agreed to issue a total of 10,000,000 shares to the executives. The shares in QIND were issued on May 4, 2023.

27.	It appears from the disclosure in the table on page 58 and from the disclosure on pages 58- 63 that the amount of stock awards of Ilustrato securities may be much higher than the amount of stock awards of QIND securities. If the amounts may be much higher, then expand the appropriate section to discuss the conflicts of interest and the higher amounts. Also, disclose the amount of hours per week that the named executive officers devote to Ilustrato compared to QIND.

In response to this comment, the company estimate that our key management will spend an average of 20% of their time on the company’s Subsidiary QIND and 80% of the parent company ILUS. The company amended the registration statement to disclose the conflicts of interest in the risk section and related party section. The executive’s short term incentive program reflects this time allocation in the Company and its subsidiary and has been disclosed in narrative description of the employee contracts.

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28.	Please provide the director compensation table and the narrative to the table required by Item 402(r) of Regulation S-K. Also, expand this section or another section, such as the Certain Relationships and Related Transactions and Director Independence section, to discuss the "Director's current accounts" of $2,096,777 as of December 31, 2022 mentioned in Note 4 on page F-10.

In response to this comment, the company expanded the disclosure and provided a director compensation table and narrative section, as well as revisions in Note 4 in the amended registration statement.

Certain Relationships and Related Transactions, and Director Independence, page 64

29.	We note your response to prior comment 23. Please describe the services provided by Daniel Link, the duration of such services and clarify the relationship between Daniel Link and Nicolas Link.

In response to this comment, the Company issued 75,000 preferred class F shares as staff compensation for an aggregate price of $586,500 in accordance with ASC 718 on December 5, 2022. Daniel Link was employed in Firebug UK from 2014 until February 28, 2022, where he was employed in Replay Solutions (Renewable Energy Division) when it was incorporated by ILUS on March 1, 2022. Daniel Link and Nicolas Link are siblings. Item 7 has been amended to include the family relationship.

30.	Please expand the disclosure in this section to discuss the acquisition of FB Technologies Global, Inc. In this regard, disclose the principle followed in determining the amount at which the assets of FB Technologies were acquired by the company, disclose the identity of the persons making the determination and their relationship with the company. Also, state the cost to FB Technologies to acquire the ILUS securities.

In response to this comment. FB Technologies Global, Inc. is wholly owned by Nicolas Link. FB Technologies Global, Inc. was not acquired. On May 10, 2020, FB Technologies Global, Inc., wholly owned by Nicolas Link, acquired shares of ILUS stock, consisting of 10,000,000 Pref A Shares, 60,741,000 Pref D shares and 360,000,000 common shares, from the prior CEO, Larson Elmore, for an aggregate purchase price of $140,000.

Recent Sales of Unregistered Securities, page 68

31.	We note the disclosure on pages 71-72 about three notes converted by RB Capital Partners Inc. on May 4, 2022, July 26, 2022 and on March 21, 2023. Please disclose when you issued each of the notes and file as exhibits the underlying agreements concerning the convertible notes.

In response to this comment, disclosure has been updated and following are the details regarding the conversion of note. All present notes have been filed with this amended registration statement:

Date of Issue of Note	Amount $	Date of conversion into common stock
April 6, 2021	500,000	On 4th May 2022
April 28, 2021	500,000	On 26th July 2022
January 28, 2022	500,000	On 21st March 2023

Both 6th April 2021 and 28th April 2021 notes were originally issued to GPL Ventures LLC, however later on 28th January 2022 and 13th July 2022 respectively were purchased by RB Capital Inc. And then later RB capital converted the same to common stock on dates as mentioned in the table.

32.	Please revise the disclosure on page 72 to clearly explain the issuances of shares of common stock as "commitment shares" to AJB Capital Investment LLC in December 2022 and in March 2023.

In response to this comment, disclosure regarding commitment shares issued to AJB Capital Investment LLC has been revised accordingly. The agreements have been filed as exhibits in the amended registration statement.

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Report of Independent Registered Public Accounting Firm, page F-1

33.	Please have your auditor revise its report to indicate that it audited the statements of income, changes in stockholders' equity, and cash flows for the two years in the period ended December 31, 2022 and to correctly opine on the company's financial position as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022.

In response to this comment, the auditor revised the audit report.

34.	Please have your auditor revise its report to remove the reference to the audit having been conducted in accordance with auditing standards generally accepted in the United States of America. Refer to Rules 2-02 and 1-02(d) of Regulation S-X.

In response to this comment, the auditor revised the audit report.

35.	We note your response to comment 37. The explanatory paragraph in the auditor's report regarding going concern does not use the phrase "substantial doubt about the entity's ability to continue as a going concern" or similar wording that includes the terms substantial doubt and going concern in accordance with PCAOB Auditing Standards 2415.12. Please have your auditor revise its audit report to comply.

In response to this comment, the auditor revised the audit report to use the phrase “Substantial doubt about the entity’s ability to continue as going concern.

36.	We note the auditor's explanatory paragraph regarding accounts receivable. Please have your auditor describe to us the audit procedures it performed relating to the company's accounts receivables at the end of each reported period. To the extent that your auditor has relied only on management's representation that cash will be collected on all outstanding accounts receivable from the previous as well as current years, have your auditor explain to us how it has complied with PCAOB standards in performing the procedures required to support the expression of an opinion. Refer to PCAOB Auditing Standards 2100 and 2300.

In response to this comment, we planned the audit basis the overall materiality established for the consolidated financial statements, inter-alia including the list of receivables at the standalone level and aging thereof. Basis the materiality level, the balances due were subject to sampling and audit procedures in terms of documentation supporting the transactions, leading to the receivable position and independent external confirmation from the single largest customer.

37.

We note the auditor's report states that it also audited the company's internal control over financial reporting, or ICFR, as of December 31, 2022, and refers to its report dated April 6, 2023, that expressed an unqualified opinion on the company's ICFR. However, we note from management's report on ICFR on page 63 of the company's Form 10-K for the year ended December 31, 2022, that the company's ICFR was not subject to attestation by a registered public accounting firm and one was not performed. Further, we note that management concluded that as of December 31, 2022, the company's ICFR was not effective. Please have your auditor revise its report or advise us.

In response to this comment, the auditor revised the audit report.

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38.	We note your auditor's report refers to the reviews of the other auditor for Bull Head Products Inc. ("Bull Head") and Georgia Fire & Rescue Supply LLC ("Georgia") and that your auditor relied on the review report issued by the other auditor. Please clarify which year(s) were covered by the review report. Considering the fact that a review is substantially less in scope than an audit, have your auditor explain to us why it would be appropriate to rely on a review of these entities by another auditor in forming its opinion. Have your auditor explain to us the procedures it performed on the financial statements of Bull Head and Georgia and the reported periods to which the procedures relate. Refer to PCAOB Auditing Standards 1205.

In response to this comment, the review of Bull Head Products Inc. (“Bull Head”) and Georgia Fire & Rescue Supply LLC (“Georgia”), subsidiaries of Ilus, together with its financial statements was conducted by an independent auditor. As Ilus's auditors, we conduct audit materiality assessment to determine that. Georgia and Bullhead have total assets amounting to USD 108,928 and USD 134,573, respectively, these figures represent 0.04% and 0.05% of ILUS's total assets. Further, Georgia and Bullhead generated revenues of USD 2,007,277 and USD 409,491, respectively, accounting for 2.56% and 0.52% of ILUS's total revenue. The net profits from Georgia and Bullhead were USD 133,517 and USD 130,856, respectively, constituting 2.81% and 2.76% of ILUS's net profit. Bullhead & Georgia's financial statements were prepared in accordance with US GAAP, and as per the independent auditor, no material misstatements were reported on US GAAP. The independent auditor also evaluated the adequacy of Bullhead and Georgia's accounting and internal control systems and found them to be satisfactory. Additionally, as the auditor of Ilus, our review procedures, in addition to those conducted independently by their respective CPA, included seeking bank confirmations copies on record, review of tax treatment and information, and conducting additional inquiries on a sampling basis on reported numbers. In accordance with PCAOB Audit Standard 1205, we used the discretion to decide whether or not to include a reference to another auditor. Due to the subsidiary's immateriality, we have determined that it is not necessary to reference another auditor in our audit report.

39.	We note the auditor's report includes a critical audit matter which states that due to the ongoing uncertainty regarding the outcome of the litigation on lien marked shares, ILUS has decided not to consolidate FB Fire Technologies Ltd, or FB Fire. This appears inconsistent with the rest of the filing where you disclose that FB Fire was acquired on June 10, 2020, and that the company obtained effective control as of January 14, 2021. Please revise to clarify whether FB Fire is a consolidated entity and to eliminate all inconsistent and confusing disclosures. In addition, have your auditor revise the audit report as appropriate. If still applicable, include the required language preceding the critical audit matter pursuant to PCAOB Auditing Standards 3101.15.

In response to this comment, based on management information regarding the administration of FB Fire Technologies Ltd, the financials have not been included in the consolidation for the year 2022, and appropriate inquiries, checks, and verification from government websites were conducted independently to audit the management assertion. The auditor’s report has now been updated to include the required language preceding critical audit matters pursuant to PCAOB Auditing Standards 3101.15.

Consolidated Balance Sheets, page F-2

40.	Please revise to present the correct number of shares of common stock issued and outstanding as of December 31, 2022, and December 31, 2021. Ensure that the amounts presented are consistent with the information presented on the Statement of Stockholders' Equity and in Note 12 - Common Stock and Preferred Stock.

In response to this comment, the number of common stock and preferred stock outstanding as of December 31, 2022 and 2021 has been amended.

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41.	We note the disclosure of the details of other current assets in Note 4 on page F-10. To ensure a comparable presentation between periods, as previously requested, please revise the December 31, 2021, balance sheet to present accounts receivable and inventory in separate captions on its face. Disclose the amount of any allowance for doubtful accounts at the end of each period. Further, revise the financial statements to include an aging of your accounts receivables at the end of each reported period.

In response to this comment, the company amended the registration statement to present Accounts Receivable and Inventory on the face of the balance sheet. Ageing of Accounts receivable as of 31st December 2022 and 2021 are as follows:

ILUS International Inc.
ILUS International Inc. (Consolidated)
A/R Aging Summary
As of December 31, 2022
Customer: Project	Current	30days	60days	90days	More than 90 days	Total
Receivables of QIND	$5,226,058.00	$830,558.00	$1,027,199.00	$656,511.00	$30,095,285.00	$37,835,611.00
109 Subterra Holdings Inc	$0.00	$0.00	$0.00	$1,370,073.73	$0.00	$1,370,073.73
110 Hyland Promotions Limited	$0.00	$0.00	$0.00	$3,180,000.00	$0.00	$3,180,000.00
13 Vann Lawrence	$0.00	$0.00	$0.00	$0.00	$15,320.00	$15,320.00
25 Trailer Marketing	$0.00	$0.00	$0.00	$0.00	$3,200.00	$3,200.00
30 Steven Nugent	$0.00	$0.00	$0.00	$0.00	($11,676.10)	($11,676.10)
37 Bucky Gray	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
4 Cale Pallas	$0.00	$0.00	$0.00	$0.00	$7,685.00	$7,685.00
56 Chad Moore	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
65 Jeff Eddings	$0.00	$0.00	$0.00	$0.00	$6,500.00	$6,500.00
67 Brayden Espeland	$0.00	$0.00	$0.00	$0.00	$6,313.00	$6,313.00
72 Joe Stolte	$0.00	$0.00	$0.00	$0.00	($62.74)	($62.74)
76 Brett Adams	$0.00	$0.00	$0.00	$0.00	$14,328.01	$14,328.01
77 Price Gregory International, LLC	$0.00	$0.00	$0.00	$0.00	$17,264.45	$17,264.45
8 Al Arabia Safety & Security LLC	$0.00	$0.00	$0.00	$0.00	$29,651.04	$29,651.04
84 Cass Burch Chevrolet	$0.00	$0.00	$0.00	$0.00	$11,547.00	$11,547.00
85 Southeastern Specialty Vehicles	$0.00	$0.00	$0.00	$0.00	($14,037.50)	($14,037.50)
87 Embreeville Volunteer Fire Department	$0.00	$0.00	$0.00	$0.00	$5,825.00	$5,825.00
89 David Ryan	$0.00	$0.00	$0.00	$0.00	$5,680.25	$5,680.25
Others	$17,845,491.00	$362,098.87	$0.00	$0.00	$0.00	$18,207,589.87
Total	$23,071,549.00	$1,192,656.87	$1,027,199.00	$5,206,584.73	$30,192,822.41	$60,690,812.01

Consolidated Statements of Operations, page F-3

42.	Revise the statements of operations to present depreciation as a component of Profit/loss from operations. Refer to the guidance in ASC 360-10 and SAB Topic 11.B. In addition, please revise the notes to financial statements to provide the disclosures required by ASC 360-10-50 relating to depreciation recorded in the reported periods.

In response to this comment, in accordance with ASC 360, depreciation schedule has been updated in the notes to the Financial Statements for the year ended 2022.

11

43.	We note your response to comment 30. Please revise the statements of operations to disclose basic and diluted earnings per share on the face of the statements, as required by ASC 260-10-45-2. Also, as previously requested, revise the filing to present all basic and diluted earnings per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

In response to this comment, as required by ASC 260-10-45-2, Basic and Diluted Earnings per share has been disclosed on the face of statement of Operations.

44.	As a related matter, please revise the disclosure added in Note 15 on page F-13 to correctly calculate basic earnings per share for the year ended December 31, 2021, and revise the filing throughout to present the correct basic earnings per share amounts.

In response to this comment, the company amended the registration statement to present correct basic earnings per share.

45.	Please tell us and revise the notes to financial statements to explain why you recognized no income tax expense in any of the reported annual periods.

In response to this comment, payable to government authorises mentioned in 'Note 10: Other Current Liabilities' on page F-11 is the amount payable towards tax.

The major income of the Group is from the subsidiaries that operate in jurisdictions where corporate tax does not apply. Other subsidiaries operating in the jurisdiction where corporate tax is applicable are operating at a loss. The subsidiary Georgia Fire has filed tax U.S. Income Tax Return for an S Corporation form 1120-S for the year 2022.

Further we have not created deferred tax assets for those subsidiaries which are in income tax-free jurisdiction, because the losses incurred cannot be utilized in the future, rendering deferred tax assets irrelevant.

As for the subsidiaries that are profitable, they are newly established entities. We have paid the income tax due for the current year, but we have not created provisions for future tax payments. This approach is taken to ensure a fair presentation of the comparative financial statements. Although we did not create provisions for the current year in the past, creating provisions and paying for the current year in the current reporting period would give a misleading impression when comparing the financial statements.

Consolidated Statements of Stockholders' Equity, page F-4

46.	The amounts presented for Additional Paid-in Capital and Retained Earnings (Accumulated Deficit) on this statement as of December 31, 2021, and 2022, respectively, are not reflective of the amounts presented on your audited balance sheets. Please revise or advise us.

In response to this comment, the company amended the registration statement and reconciled the statement of changes in equity for both the reporting periods. Below is the table showing additional paid in capital and retained earnings for the reporting period December 31, 2021, and 2022.

	December 31, 2022	December 31, 2021
Additional paid in capital	21,474,067	3,664,118
Retained Earnings	8,842,843	13,081,367

Consolidated Statements of Cash Flows, page F-5

47.	We note that you present captions and corresponding amounts for "net changes in noncurrent assets" and "net changes in noncurrent liabilities". Please tell us why you present these amounts, how they represent investment activities of the registrant, and how your presentation is compliant with ASC 230-10-45. Alternatively, revise to present a statement that fully complies with that guidance. In addition, revise to separately present cash paid for your business acquisitions in each of the reported annual periods.

In response to this comment, the company revised the amended registration statement to comply with ASC 230-10-45 and to address the non-compliance, we have reconciled our cash flow statement in accordance with ASC 230-10-45 and provided a more detailed breakdown of the changes in investment activities. This allows for a clearer and more accurate representation of our cash flows in line with the ASC guidelines.

Following is the cash paid during the year for Acquisition:

Investment in Wikisoft/ QIND 500,000

Investment in Georgia Fire 681,000

Investment in Bull Head 300,000

Investment in QI 1,000,000

12

48.	Tell us why you present "Additional paid in capital" and "Changes in retained earnings" as part of cash flows from financing activities. Tell us how your presentation complies with the guidance in ASC 230-10-45. Otherwise, revise your presentation to comply.

In response to this comment, the company revised the amended registration statement to comply with ASC 230-10-45.

Note 1: Organization, History and Business, page F-6

49.	We note your response to prior comment 24 and we reissue the comment in part. Please provide us with your significance test calculations for each acquisition consummated in fiscal 2021, fiscal 2022 and through the date of your next amendment. In addition, provide us with similar significance test calculations for your planned acquisitions that are still pending, including for example, AL Shola Al Modea Safety and Security LLC and Petro Line FZ LLC. Further, as it appears that you have concluded that your acquisition of Quality International meets the significance levels outlined in Rule 1-02(w) of Regulation S-X to require the financial statements and related pro forma financial information outlined in Rules 8-04 and 8-05 of Regulation S-X, please revise this filing to include that information.

In response to this comment, the Company’s subsidiary QIND filed pro forma financial statements on May 15, 2023.

Significance Tests (Rule 1-02(w), Rule 405, and Rule 12b-2. est Method- Investment Test, Assets Test, Income Test. We have conducted all three tests on AL Modea Safety and Security LLC to confirm that they do not qualify as significant subsidiaries under Rule 1-02(w). The results of all three tests indicate ownership percentages below 20%. However, Quality International Inc (QI) has undergone the same tests and has shown ownership percentages exceeding 20% in each test as prescribed by Rule 1-02(w). Consequently, QIND have filed an 8-K for this subsidiary. Further, please note Petro Line FZ LLC is a subsidiary of Quality Industrial Corp. (QIND), and QIND will perform these tests for reporting purposes once closed.

A table for AL Shola Al Modea Safety and Security LLC provided below documenting that the acquisitions are not significant and <20% in any of the three significant tests:

Particular	ASSS	ILUS	Percentage
Investment test the investment in the acquiree / market value	714,000	97,576,682	0.73
Asset test	412,669	251,417,462	0.19
Income Test	444,201	7,318,027	6.07
ASSS Revenue	1,501,615	78,344,131	1.92

50.

We note your response to prior comment 25 and the revised disclosure included in this note regarding your acquisitions. Please address the following:

• Revise to also disclose the March 2022 acquisition of Vehicle Converters LLC, or advise us.

• Expand the discussion of each consummated or planned acquisition to disclose the amount and form of consideration exchanged or to be exchanged.

• Revise this note, or include a separate note, to provide all the disclosures required by

ASC 805-10-50 and ASC 805-30-50. Refer also to the guidance provided in Example

5 - Illustration of Disclosure Requirements at ASC 805-10-55-37 through 55-50.

• Disclose, consistent with ASC 805-10-5-2h, the amounts of revenue and earnings of the acquired entities since the acquisition dates included in the consolidated income statement for the reporting period, supplemental pro forma information, and/or comparative financial statements. Note that the requirement applies to individually immaterial business combinations occurring during the reporting period that are material collectively, for which the information should be disclosed in the aggregate,

and business combinations occurring after the reporting date but before the financial statements are issued or are available to be issued.

13

In response this comment,

•	We acquired Vehicle Converters LLC primarily because of its expertise in converting vehicles into ambulances. Our intention was to utilize this capability within Firebug Mechanical Equipment LLC based in Dubai, United Arab Emirates. Vehicle Converters LLC specializes in converting vehicles and works closely with Firebug Mechanical Equipment LLC to deliver these converted vehicles to customers. We have retained employees from Vehicle Converters LLC who possess valuable skills that can be utilized in future projects of a similar nature.

•	It is important to note that this transaction was classified as an acquisition of a Brand and assembled workforce rather than a business acquisition. That's why we did not disclose it as an acquisition and did not record Goodwill as payment was made solely for hiring their expertise. You can find more details about Vehicle Converters LLC on page 13. Therefore, we conclude that this transaction should be considered as an assembled workforce based on ASC 805-20-55-6, after the acquisition, The project and workforce became irrelevant for future projects, which is why we did not disclose the acquisition of Vehicle Converters LLC.
•	Discussion of each acquisition, the amount and form of consideration exchanged or to be exchanged are available in the Form 10 on the page no 14 to Page 24. For instance, the purchase consideration for Georgia Fire & Rescue Supply LLC can be located on Page 16.
•	In consistent with ASC 805-10-5-2, following is the table for revenue and earnings of the acquired entities since the acquisition date till 31st December 2022:
Figures in USD	Bull Head	Georgia Fire	BCD	QIND
Revenue	818,992	4,271,536	736,129	65,603,673
Net Income	47,355	292,004	(306,666)	6,943,259

•	Business combination disclosure required by ASC 805-10-50 and ASC 805-30-50:

On 28th June 2022, QIND (a major subsidiary of ILUS) signed binding LOI to acquire 51% of the shares of Quality International Co Ltd FZC, a United Arab Emirates headquartered company (“Quality International”), from the shareholders of Quality International. Quality International is a revenue generating company that manufactures custom solutions for the Oil and Gas, Energy, Water Desalination, Wastewater, Offshore and Public Safety sectors.

However later, on January 18, 2023, at the time of entering into a definitive Stock Purchase Agreement (the “Purchase Agreement”) with the shareholders of Quality International, Acquisition was increased by 1% over the binding LOI, making to 52% of the shares of Quality International Co Ltd FZC.

The acquired business contributed revenues of $60,943,668 and earnings of $ 3,448,544 to ILUS International for the period ended 31st December 2022. The following unaudited pro forma summary presents consolidated information of ILUS International as if the business combination had occurred on January 1, 2021, ASC 805-10-50-2(h)(3).

Particulars (Figures in USD)	Pro forma year ended, December 31, 2022	Pro forma year ended, December 31, 2021
Revenue	78,344,131	72,207,543
Earnings	4,559,375	5,593,521 (Excluding non- operating Income)

ILUS did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

In 2022, QIND (ILUS major Subsidiary) incurred $13,000 of acquisition-related costs, due diligence fees. These expenses are included in general and administrative expense on ILUS International consolidated income statement for the year ended December 31, 2022, and are reflected in pro forma earnings for the year ended December 31, 2021, in the table above.

14

In accordance with ASC 805-30-50-1 (b) and ASC 80-20-50-1(c), the following table summarizes the consideration transferred to acquire Quality International and the amounts of identified assets acquired, and liabilities assumed at the acquisition date, as well as the fair value of the noncontrolling interest in Quality International at the acquisition date:

Fair value of Consideration:

Cash $82,000,000

Contingent consideration $55,000,000

Total $137,000,000

Recognized amounts of identifiable assets acquired, and liabilities assumed:

Cash and cash equivalents	$1,309,429
Trade receivables	33,175,606
Inventories	$1,202,674
Receivables	$2,800,611
Deposits	$1,503,279
Advances and related party dues Work in Progress	$9,503,902 $57,433,535
Property, plant, and equipment Leasehold Improvements & Buildings Furniture & Fixtures Capital WIP	$1,365,585 $17,390,067 $156,370 1,884,569
Trade and other payables	(62,347,884)
Borrowings	(28,028,680)
Total identifiable net assets	$49,255,717
Goodwill	$56,387,027

Note 2: Summary of significant Accounting Policies, page F-7

51.	We note your response to comment 27. Please revise this note to briefly describe the items held in inventory at December 31, 2022, and to disclose how you account for inventory (e.g., lower of cost or net realizable value). Also, disclose your policy for evaluating and recording inventory impairments. Refer to ASC 330-10-50-1.

In response to this comment, disclosure for Inventories have been updated in accordance with ASC 330.

Below is the list of Inventories as of December 31, 2022:

A0294 1.5'' Swivel (NH)
DIFC
Plastic Parts DIFC
F0138 Screen
Fire Pump
Fire Pump BP4 (without manual priming system) DVS3002-40T0A
Fire Pump with gasoline engine JBQ10/3.6-K (BJ-10A-2K)
Floating Pump FTQ 3.0/8
Floating Pump FTQ4.0/10
Floating Pump FTQ4.0/14.5
JBQ10-8.6-H Fire pump with remote control
QLD 6.0/8 III-B Fire Nozzle with 40mm BS coupling
Fire Pump With gasoline Engine JBQ10/3.6-K
Hose Reel Gear
MMP Hose Reel gear
Hose Reels
0-160 BAR PRESSURE GAUGE BACK CONNECTION 1/4 NPT
Fire Fighting delivery Hoses
HP Unit Hose Reel without hose
HYD HOSE 3/8 X 60MTR WITH FITTINGS AS PER SAMPLE
Instruments
Fuel Level guage KY10005
Hour Meter
S5- E150 Fuel Level Sensor
Voltmeter Ky13000
Water Level Gauge Ky11004
Kitchen System
Electromagnetic Flow Meter MPP 600DN 8
WS102 Pump with equipment
Mangoose Case
Mangoose Case
Nozzles
HP Nozzle
Mechanical Water Nozzel
Pipeline cleaning Machines
DS4020 Plunger pump and Engine flow 40LPM 100 Bar 13HP
Plastic Sheets
Plastic Sheets

15

52.	We note your response to comment 40. It appears the filing has not been updated to reflect the requested changes, as we note that the Stock Based Compensation subsection on page F-8 continues to state that stock-based payments to non-employees are accounted for in accordance with ASC 505-50. Please revise your disclosures for stock-based payments with non-employees to comply with the guidance in ASC 718.

In response to this comment, the company amended the registration statement to disclose for Stock based payments have been updated in accordance with ASC 718.

53.	We note your response to comment 41. It appears the filing has not been updated to reflect the requested changes, as we note that the Revenue Recognition subsection on page F-7 continues to state that your accounting is based on ASC 605-10-S99-1. Please revise to provide the disclosures required by ASC 606-10-50 and 606-10-65 and update the reference to ASC 605-10-S99-1 on page F-7.

In response to this comment, the company amended the registration statement to disclose accounting policy and related disclosures regarding Revenue Recognition have been updated in accordance with ASC 606.

54.	We note your response to comment 42. Your revised disclosure in the Business Segment subsection on page F-9 indicates that there is no operating segment to be reported as of December 31, 2022 and December 31, 2021. Please revise to clarify whether your conclusion is that the company currently operates one operating and reportable segment, and explain why. Identify your CODM and the level of information the individual uses to assess performance and allocate resources. Briefly describe how your four divisions fit into your business organization and your one operating and reportable segment. Refer to ASC 280-10-50.

In response to this comment, in accordance with ASC 280, “Segment Reporting”, firstly an entity is required to identify its CODM as operating segments and segment disclosures are based on the information provided to or regularly reviewed by the CODM- Chief operating decision maker.

For our organization, the CODM is our CEO who is responsible for the entity’s overall resource allocation and performance assessment. Further, ASC 280 requires use of the “management approach” model for segments reporting. Operating segments reflect how an entity manages its business therefore, they are identified based on the management approach. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance.

We have reported four divisions in our business description, out of which, two of the divisions are operating segments in accordance with the principles laid in ASC 280.

The Company is organized into two operating segments based on the internal organization used by the Chief Executive Officer for making operating decisions and measuring performance and based on the similarity of customers served, services offered, common management, common use of facilities and economic results attained Further, out of two operating segments, only one meet quantitative thresholds in accordance with ASC 280, thus called as reportable segment. Such reporting segment known as Process & Manufacturing is a result of acquisition of our subsidiary Quality International.

The other two divisions/segments (Defense and Renewable) as discussed under Business overview/ organizational Structure in Form 10 does not meet the criteria of operating segment as laid down in ASC 230 as per December 31, 2022.

55.	We note your response to comment 42. As previously requested, please explain to us in detail how you considered the four operating divisions you describe in the business section in determining your operating and reportable segments. Specifically address whether or not each division meets each of the criterion identified in ASC 280-10-50-1. Similarly address the criteria outlined in ASC 280-10-50-10.

In response to this comment, please refer to the above reply for comment no 54.

16

56.

Refer to the Leases subsection on page F-9 and address the following:

• Please confirm to us that you have adopted the guidance in ASC 842 - Leases, and revise your financial statements to apply that guidance in accounting for your leases.

• Update the reference to ASC 840, Leases, in the first sentence.

• Revise to include all applicable disclosures required by ASC 842-20-50.

• Correct or remove the last sentence of the subsection, which current states that there were no lease arrangements during the two years ended December 31, 2022, as it is not reflective of disclosure in other sections of the filing, for example in the Properties section on pages 52-53, where you discuss various leasing arrangements. Please correct all similar inconsistencies in your disclosures.

In response to this comment, the company amended the registration statement to include accounting policy along with disclosures with reference to ASC 840.

Note 3: Cash and Cash Equivalents, page F-10

57.	We note that you disclose cash and cash equivalents of $1,478,443 as of December 31, 2022. This amount does not agree with the amounts presented on your audited balance sheets on page F-2. Please revise the filing throughout to eliminate these and other inconsistencies. The comment also applies to the December 31, 2021 amounts presented for fixed assets of $204,311 and intangible assets of $1,256,329 in tables on page F-11.

In response to this comment, the company amended the registration statement to eliminate inconsistencies and updated the financial notes accordingly.

Note 4: Other Current Assets, page F-10

58.	We note your response to comment 43 that the balance of Director's Current Account has been rectified and repaid in 2022; however, in this note you disclose a balance of $2,096,777 of Director's current accounts as of December 31, 2022. Please revise to disclose the material terms of the arrangement that resulted in the balance outstanding at December 31, 2022, or advise us.

In response to this comment, the company amended the registration statement to disclose the material description of the balances of December 31, 2022.

 Note 5: Goodwill, page F-10

59.	We note your response to comment 44. You disclose here that additional goodwill has been generated through the acquisition of Bull Head, Georgia, and Quality Industrial Corp. Please revise to disclose your policy for accounting for goodwill, and to describe how and when you assess your goodwill for impairment. Refer to ASC 350-20-35. In addition, please provide the disclosures required by ASC 350-20-50 relating to allocation, changes, and any impairment of goodwill in the reported periods.

In response to this comment, the company amended the registration statement to include accounting policy along with disclosures with reference to ASC 350.

17

Note 7: Other Assets, page F-10

60.	Please revise this note to describe each of the investments presented in the table, including the date on which you acquired the investment, the amount of the initial investment and, as applicable, the number shares and percentage ownership you hold. Explain how you are accounting for each investment. To the extent you account for any at fair value, disclose your fair value methodology and the amount of related gain or loss you recorded on your statements of operations in each annual period presented.

In response to this comment,

Name of the Acquiree	Date of Investment	Percentage of ownership	Amount of Initial Investment	Number of shares issued	Accounting Treatment
The Vehicle Converters (TVC) Brand Acquisition	March 25, 2022	100%	$20,500	Nil	Recorded as Investment in the books
FB Fire Technology Ltd	June 10, 2020	100%	3,172,175	3,172,175 Preferred Class E shares	Recorded as investment in the books
Dear Cashmere Holding Co.	May 21, 2021	18.6%	164,500		11,835.500 premium on investment has been recorded in the statement of operations for the year 2021.

61.	We note your response to comment 46 that FB Fire Technologies Ltd. is a wholly owned subsidiary of ILUS and is eliminated in the financial statements. However, in this note you now disclose an investment in FB Fire Technology Ltd. of $1,678,955 as of December 31, 2022. Further, we note from the auditor's report that ILUS has decided not to consolidate the entity. We therefore reissue the comment. Please revise to clearly disclose how you accounted for FB Fire Technology Ltd. in your financial statements. Clarify whether you have consolidated this wholly owned subsidiary, and if so, explain why your investment account has not been eliminated in consolidation pursuant to the guidance in ASC 810.

In response to this comment, the company have not consolidated financial statements of FB Fire Technology Ltd in the consolidated financials for the year ended 2022. The investment in the FB fire is in the ILUS books on account of Issuance of 3,172,175 Preferred E Stock issued to the shareholders of FB Fire Technology Ltd.

Due to the ongoing uncertainty regarding the outcome of the litigation on lien marked shares, company has decided not to consolidate FB Fire's financial statements with its own. That’s the reason why FB Fire technology investment has not been eliminated in the consolidation pursuant to the guidance in ASC 810.

Note 10: Other Current Liabilities

Note 11: Other Non Current Liabilities, page F-11

62.	We note your disclosures of other current and non-current liabilities. Please revise each note to describe the transactions reflected in the loans payable of $82,235,560, borrowings of $18,220,315, and borrowings from financial institution of $12,378,098 as of December 31, 2022. Also address the loans payable balance at December 31, 2021.

In response to this comment, disclosure regarding current liabilities and non- current liabilities as of December 31, 2022, and 2021 have been updated.

18

Note 12: Common Stock and Preferred Stock, page F-12

63.	Please revise the last sentence of this note to provide the number of shares of common stock outstanding as of December 31, 2022. Similarly, Note 13 is labelled Marketing and Sales Expenses but appears to disclose the components of net revenues. Please revise.

In response to this comment, number of shares outstanding as of December 31, 2022, have been updated and the Note no 13 have been removed.

64.	We note your response to comment 48 that the redeemable shares are classified as temporary equity; however, the consolidated balance sheet does not appear to reflect preferred Class E shares as part of temporary equity. Please revise as appropriate or advise us.

In response to this comment, inadvertently in the last filing Preferred Class E shares have been shown as part of Temporary Equity. Preferred Class E stock have been issued to the creditors/ shareholders of the FB Fire Technologies Ltd for conversion of debt. The shares are redeemable noncumulative preferred shares. These preferred shares carry 6% Dividends annually commencing 1 year after issuance. 2.25% must be redeemed per quarter commencing one year after issuance and shall be redeemed at 130% premium to the redemption value. Refer Share purchase agreement filed as an Exhibit.

Note 22: Notes Payable, page F-15

65.	We note your response to comment 32 and the revised disclosure included in this note. Please provide us with your analysis of the conversion feature of the convertible notes and include appropriate references to the accounting guidance on which you relied. Also, include a table that reconciles the convertible notes outstanding at each period end with the amounts presented on the audited balance sheet.

In response to this comment, below is the table for notes outstanding art each reported period and the same has been recorded in the financials as long-term liability and short-term liability in accordance with duration of the same. Further, Interest on all the notes have also been recorded in the books.

Notes Outstanding as of December 31, 2021
Sr. No.		Issue Date	Maturity Date	Amount USD
1	GPL Ventures LLC	09-Jul-19	09-Jul-20	15,000
2	GPL Ventures LLC	20-Dec-18	20-Dec-19	3,000
3	GPL Ventures LLC	04-Apr-19	04-Apr-20	12,232
4	GPL Ventures LLC	17-Jan-19	17-Jan-20	5,000
5	GPL Ventures LLC	12-Sep-19	12-Sep-20	180,000
6	AES Capital	10-Sep-21	10-Sep-22	300,000
7	Old Notes prior to 2020*			333,606
Total Short term notes liability as of December 31,2021				848,838
6	GPL Ventures LLC	26-Jan-21	25 Jan 2023	50,000
7	GPL Ventures LLC	05-Feb-21	4 Feb 2023	250,000
8	GPL Ventures LLC	24-Feb-21	23 Feb 2023	250,000
9	GPL Ventures LLC	06-Apr-21	5 Apr 2023	500,000
10	GPL Ventures LLC	28-Apr-21	27 Apr 2023	500,000
11	GPL Ventures LLC	14-Jun-21	13 Jun 2023	500,000
13	GPL Ventures LLC	05-Aug-21	05 Aug 2023	500,000
Total Long term notes liability as of December 31, 2021				2,550,000
*As a part of share purchase arrangement between Lee Larson Elmore and FB Technologies Global Inc., Nick Link, the owner of FB Technologies Global Inc. replaced Lee Larson Elmore as CEO of Ilustrato Pictures International Inc. on January 14, 2021, and we eventually got control over activities and books of accounts of Ilustrato Pictures International Inc. from the date January 14, 2021.

We do not have any information or supporting evidence for other notes payable of $ 333,606 as on December 31, 2020, as it was prior to the date on which control over activities and books of accounts of Ilustrato Pictures International Inc. were handed over to us. Thus, unaudited closing balances of other notes payable of $ 333,606 as on December 31, 2019, have been carried forward in the year 2020 and thus in the year 2021 also.

** Sr. 1 to 5 Although above notes issued to GPL ventures LLC are already matured, balance in respect of them are still outstanding and appearing in the balance sheet as there was no claim by GPL Ventures for maturity proceeds of Notes.

19

Notes Outstanding as of December 31, 2022
Sr. No.		Issue Date	Maturity Date	Amount USD
1	RB Capital Partners Inc.	28-Jan-22	27-Jan-24	500,000
2	Discovery Growth fund LLC	04-Feb-22	04-Feb-23	2,000,000
3	RB Capital Partners Inc.	26-Apr-22	25-Apr-24	500,000
4	RB Capital Partners Inc.	20-May-22	19-May-24	500,000
5	RB Capital Partners Inc.	27-May-22	26-May-24	500,000
6	RB Capital Partners Inc.	01-Jun-22	31-May-24	1,000,000
7	RB Capital Partners Inc.	12-Jul-22	11-Jul-24	500,000
8	RB Capital Partners Inc.	10-Aug-22	09-Aug-24	500,000
9	RB Capital Partners Inc.	25-Aug-22	24-Aug-24	200,000
10	RB Capital Partners Inc.	21-Sep-22	20-Sep-24	650,000
11	RB Capital Partners Inc.	14-Nov-22	14-Nov-24	400,000
12	AJB Capital	02-Dec-22	01-Jun-23	1,200,000
13	RB Capital Partners Inc. *	03-Aug-22	03-Aug-24	1,100,000
14	GPL ventures LLC	05-Aug-21	05-Aug-23	500,000
15	GPL Ventures LLC	14-Jun-21	13-Jun-23	500,000
Total liability as of December 31, 2022				10,550,000.00

* QIND issued note to RB capital on 3rd August 2022
**Provision has been created for $1,098,838 in the year 2022 for the matured notes and notes issued prior to 2020.

66.	We note your response to comment 33. With respect to the warrants issued to Discover Growth Fund, LLC and AJB Capital Investment LLC, please explain in detail how you accounted for the warrants. Include in your response an explanation of how you determined whether or not the warrants should be classified within equity with no adjustments for changes in fair value or classified as a liability at fair value with adjustments each period. See ASC 815-40.

In response to this comment, please note the details regarding warrant issued to Discover Growth and AJB Capital have been provided in the form 10 on page no 66, however we did not account for the warrants in financial statements because warrants issued are based on the specific terms and conditions outlined in the agreements with Discover Growth Fund, LLC and AJB Capital Investment LLC. These warrants are only deemed valid and enforceable in the event of default on a specific fund. As a result, we have determined that it is appropriate to disclose the existence and amount of these warrants on page 66 of our financial statements.

Additionally, we have reached an agreement with the fund manager, wherein they have agreed not to convert the warrant amount into equity unless a default occurs. Given this understanding, we have concluded that it is not necessary to record the warrants as a liability or recognize them in the financial statements at this time.

By providing disclosure without recognition, we aim to provide transparency regarding the potential impact of these warrants, while adhering to the terms of our agreement with the fund manager and ensuring the accuracy of our financial statements.

Note 23: Subsequent Events, page F-16

67.	We note your response to comment 34. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50.

In response to this comment, the company revised the language on subsequent events. In accordance with ASC 855-10-50 the company list events which are deemed to have a determinable significant effect occurring after the balance sheet date that affect or that may affect the financial statements, and without disclosure of it, the financial statements would be misleading.

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Exhibit 23 - Consent of Independent Registered Public Accounting Firm, page X-23

68.	Please have your auditor revise its consent to only refer to its audit report dated April 6, 2023, as the filing no longer includes an audit report dated December 9, 2022. In addition, have your auditor identify the financial statements to which the report relates (e.g., our report dated April 6, 2023, relating to the financial statements of Ilustrato Pictures International, Inc. as of and for the two years ended December 31, 2022).

In response to this comment, the auditor revised its consent dated June 27, 2023.

General

69.

Please tell us with specificity where you responded to comments 52 and 53.

THe comments 52 and 53 were related to the financial statements of the year ending 2020. Now in the amended registration statement details regarding operating expenses and going concern have been addressed. Refer note no 14 and 21 to financial statements

In response to this comment, the Company amended the disclosure to also address the company’s ability to continue as a going as a going concern as of December 31, 2021, and 2022 see comment 35. Comment 52 and 53 pertains to Stock-Based Compensation, while Comment 53 relates to Revenue Recognition. The stock-based compensation given to non-employees has been recorded in accordance with ASC 718. Additionally, the disclosure for revenue recognition has been updated to comply with ASC 606-10-50 and ASC 606-10-65.

Sincerely

/s/ Nicolas Link

Nicolas Link

Chief Executive Officer

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